

March 23, 2011

No Act
PE 3/22/11

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CPG International Inc.
Incoming letter dated March 22, 2011

Based on the facts presented, the Division will not object if the Registrants stop filing periodic and current reports under the Securities Exchange Act of 1934, including their annual reports on Form 10-K for the year ended December 31, 2010. We assume that, consistent with the representations made in your letter, the Registrants will file certifications on Form 15 making appropriate claims under Exchange Act Rule 12h-3 on or before the due date of their Forms 10-K for the year ended December 31, 2010.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

William A. Hines
Special Counsel

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza
New York, New York 10004-1980
Tel: +1.212.859.8000
Fax: +1.212.859.4000
www.friedfrank.com


FRIED FRANK

March 22, 2011

Rule 12h-3 under the Securities Exchange Act of 1934
Section 15(d) of the Securities Exchange Act of 1934

VIA E-MAIL TO CFLETTERS@SEC.GOV

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: CPG International Inc.
File Nos. 333-142893; 333-134089

Ladies and Gentlemen:

We are writing on behalf of our client, CPG International Inc., a Delaware corporation (the "Company"), to request that a no-action letter be issued advising us that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concurs with the Company's view that the effectiveness of a post-effective amendment to the Registration Statement on Form S-1 filed by (i) the Company, (ii) CPG International I Inc., a Delaware corporation and the Company's 100% owned subsidiary (the "Issuer") and (iii) the 100% owned subsidiaries of the Company listed in Annex I hereto (the "Subsidiary Guarantors" and, together with the Company and the Issuer, the "Registrants") pursuant to Section 8(a) of the Securities Act of 1933, as amended (the "Securities Act"), during the fiscal year ended December 31, 2010 would not, under the circumstances described below, preclude the Registrants from filing a Form 15 to suspend their reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in reliance on Rule 12h-3 thereunder, including the suspension of the duty to file an Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the "2010 Form 10-K") on or prior to March 31, 2011. Unless otherwise indicated, each reference herein to a "Section" or "Rule" is to the corresponding Exchange Act section or rule promulgated thereunder, respectively, and the term "100% owned" has the meaning given to it in Rule 3-10(h) of Regulation S-X.

The Company has authorized us to make the statements set forth in this letter on behalf of the Company and the other Registrants.

I. Background

On July 7, 2006 (the "Initial Effectiveness Date"), the Registration Statements on Form S-4 (File No. 333-134089) (the "Initial Form S-4") and Form S-1 (File No. 333-134095) (the "Initial Form S-1") of the Registrants were declared effective pursuant to Section 8(a) of the Securities Act. The Initial Form S-4 and the Initial Form S-1 each related to $95,000,000 aggregate principal amount of the Issuer's Senior Floating Rate Notes due 2012 (the "Initial 2012 Notes") and $150,000,000 aggregate principal amount of the Issuer's 10½% Senior Notes due 2013 (the "2013 Notes" and, together with the Initial 2012 Notes, the "Initial Notes") and the guarantees thereof.

On June 19, 2007, the Registration Statements on Form S-4 (File No. 333-142892) (the "Additional Form S-4") and Form S-1 (File No. 333-142893) (the "New Form S-1") of the Registrants were declared effective pursuant to Section 8(a) of the Securities Act. The Additional Form S-4 related to an additional $16,500,000 aggregate principal amount of the Issuer's Senior Floating Rate Notes due 2012 (the "Additional 2012 Notes") and the guarantees thereof. The New Form S-1 related to both the Initial Notes and the Additional 2012 Notes, as well as the guarantees thereof.

The Initial 2012 Notes and the Additional 2012 Notes (together, the "2012 Notes") constitute a single class of securities. The 2012 Notes and the 2013 Notes are referred to herein collectively as the "Notes" and individually as a "Class of Notes." Each Class of Notes (and the guarantees thereof) has been held of record by fewer than 300 persons at all times since the Initial Effectiveness Date.

The Initial Notes and the Additional 2012 Notes were issued in exchange offers (registered on the Initial Form S-4 and the Additional Form S-4, respectively) in exchange for notes originally offered and sold in private placements pursuant to Rule 144A and Regulation S under the Securities Act.

The Initial Form S-1 and the New Form S-1 were prepared and filed for use by Wells Fargo Securities, LLC (formerly Wachovia Capital Markets, LLC) in connection with offers and sales of Notes in market-making transactions. The New Form S-1 covered both the Initial Notes (which had been previously registered on the Initial Form S-1) and the Additional 2012 Notes, as well as the guarantees of the Notes granted by the Company and the Subsidiary Guarantors (the "Guarantees"), thereby replacing the Initial Form S-1. The Registrants have, by way of post-effective amendments, annually updated the New Form S-1 as required by Section 10(a)(3) of the Securities Act. The most recent such post-effective amendment (Post-Effective Amendment No. 4, the "2010 Post-Effective Amendment") was declared effective pursuant to Section 8(a) of the Securities Act on May 6, 2010. As discussed below, because the 2010 Post-Effective Amendment was declared effective during the fiscal year ended December 31, 2010, the Registrants continue to be subject to the obligation under Section 15(d) to file the reports required by Section 13(a), including the requirement to file the 2010 Form 10-K on or prior to March 31, 2011.

As a result of the declaration of effectiveness of the Initial Form S-4 and the Initial Form S-1 on the Initial Effectiveness Date, the Registrants first became subject to the reporting obligations of Section 15(d) beginning in 2006. In addition, as a result of the effectiveness of the New Form S-1 and each of the annual post-effective amendments thereto, the Registrants continued to be subject to the reporting obligations of Section 15(d) for each year since the Initial Effectiveness Date. All of the Registrants except the Company have been eligible for, and have availed themselves of, the exemption from the duty to file reports under Section 15(d) that is provided by Rule 12h-5 because they were each permitted to omit financial statements by Rule 3-10 of Regulation S-X in accordance with paragraph (d) thereof. In particular, the Company's financial statements filed with the Commission since the Initial Effectiveness Date included the financial information required by Rule 3-10(d)(4) of Regulation S-X.

On February 18, 2011, in connection with a tender offer and consent solicitation with respect to each Class of Notes, the Issuer purchased all of the Notes then tendered, leaving outstanding $4,620,000 aggregate principal amount (or 4.1%) of the 2012 Notes and $27,908,000 in aggregate principal amount (or 18.6%) of the 2013 Notes. In addition, on February 18, 2011, the Registrants and Wells Fargo Bank, N.A., as trustee (the "Trustee"), entered into a supplemental indenture (the "Supplemental Indenture") to the Indenture, dated as of July 5, 2005 (as amended, the "Indenture"), among the Issuer, the guarantors named therein and the Trustee, pursuant to which, among other things, any and all obligations of the Registrants under the Indenture and the Notes to provide reports and other information to the Commission, the Trustee and the holders of the Notes were eliminated.

On March 21, 2011 (the "Redemption Date"), the Issuer redeemed for cash all the Notes that then remained outstanding pursuant to an irrevocable notice of redemption provided on February 18, 2011, in accordance with the terms of the Indenture and the Notes. Accordingly, all of the Notes and the Guarantees have ceased to be outstanding and there are currently no holders of either Class of Notes or the Guarantees.

Following the redemption of all of the then outstanding Notes (and the Guarantees thereof) on the Redemption Date, the Registrants do not have any other classes of securities that are registered or required to be registered under the Securities Act or the Exchange Act that would subject any of the Registrants to the reporting obligations of Section 15(d) or any other provision of the Exchange Act. The Company has no outstanding classes of securities other than its common stock, which is 100% owned by its direct parent company, CPG International Holdings LP. Each of the other Registrants has no outstanding classes of securities other than its common stock, which is 100% owned by the Company. Accordingly, each of the Registrants does not have any classes of securities that are registered or required to be registered under Section 12 of the Exchange Act.

Subject to the Staff's concurrence with the request set forth in this letter, the Registrants will file a Form 15 with the Commission to suspend their duty to file reports under Section 15(d) with respect to the Notes and the Guarantees in reliance on Rule 12h-3. The Registrants will file such Form 15 only after the relief sought by this letter has been obtained but no later than the March 31, 2011 due date for filing the 2010 Form 10-K (assuming that the relief sought by this letter has been obtained before such date). Once a Form 15 is filed with the Commission to suspend the Registrants' duty to file reports under Section 15(d), the Registrants will not do so on a voluntary basis.

II. Discussion

Rule 12h-3 permits an issuer to suspend its reporting obligations under Section 15(d) with respect to a class of securities, if (A) the issuer has filed all reports required by Section 13(a) for the shorter of (1) its most recent three fiscal years and the portion of the current year preceding the date of filing Form 15 and (2) the period since the issuer became subject to such reporting obligation and (B) the securities are held of record by fewer than 300 persons.

The Registrants qualify for suspension pursuant to Rule 12h-3 of their reporting obligations under Section 15(d) with respect to the Notes and the Guarantees but for the provisions of paragraph (c) of Rule 12h-3, which would in effect require the Company to file the 2010 Form 10-K, as discussed below. Each Class of Notes (and the Guarantees thereof) has been held of record by fewer than 300 persons at all times since the Initial Effectiveness Date. Moreover, following the Redemption Date, there are no holders of either Class of Notes or the Guarantees thereof. The Company has filed all reports required by Sections 13(a) and 15(d) for its most recent three fiscal years and the portion of the current year preceding the date of this letter. The Issuer and the Subsidiary Guarantors have throughout such period been eligible for, and have availed themselves of, the exemption from the duty to file reports under Section 15(d) that is provided by Rule 12h-5 because they were each permitted to omit financial statements by Rule 3-10 of Regulation S-X in accordance with paragraph (d) thereof. In particular, the Company's financial statements filed with the Commission during such period included the financial information required by Rule 3-10(d)(4) of Regulation S-X. Therefore, the Registrants satisfy the requirements of Rule 12h-3 but for the application of the provision of paragraph (c) thereof.

Rule 12h-3(c) states that Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective or is required to be updated for purposes of Section 10(a)(3) under the Securities Act. The effectiveness of the 2010 Post-Effective Amendment brings the Registrants within the scope of Rule 12h-3(c) with respect to the 2010 Form 10-K. The Registrants will file a Form 15 with the Commission to suspend their duty to file reports under Section 15(d) with respect to the Notes and the Guarantees in reliance on Rule 12h-3 only after the relief sought by this letter has been obtained, but no later than the March 31, 2011 due date for filing the 2010 Form 10-K (assuming that the relief sought by this letter has been obtained before such date).

We respectfully submit that the Registrants should be able to rely on Rule 12h-3 to suspend their duty to file reports under Section 15(d), notwithstanding the provisions of Rule 12h-3(c), for the following reasons: (1) the Registrants meet the requirements of Rules 12h-3(a) and (b), (2) Section 15(d)'s purpose of providing current information to investors would not be undermined in granting the Registrants relief, (3) the benefits of reporting for the Registrants do not outweigh the burdens of making such filings and (4) the Commission has recognized in a number of situations similar to the Registrants' that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations. The issue presented in this letter is whether the effectiveness of the 2010 Post-Effective Amendment during the fiscal year ended December 31, 2010 should preclude the Registrants from utilizing Rule 12h-3.

The Registrants meet all requirements of Rule 12h-3(a) and (b) to suspend their duty under Section 15(d) to file reports required by Section 13(a). The Company has filed all reports required by Sections 13(a) and 15(d) for its most recent three fiscal years and the portion of the current year preceding the date of this letter. The Issuer and the Subsidiary Guarantors have throughout such period been eligible for, and have availed themselves of, the exemption from the duty to file reports under Section 15(d) that is provided by Rule 12h-5 because they were each permitted to omit financial statements by Rule 3-10 of Regulation S-X in accordance with paragraph (d) thereof. In particular, the Company's financial statements filed with the Commission during such period included the financial information required by Rule 3-10(d)(4) of Regulation S-X. Thus, the Company advises the Staff that, as of the date of this letter, the Registrants are current in their reporting obligations under the Exchange Act. The Company further represents that, as of the date that a Form 15 will be filed to suspend the reporting obligations of the Registrants under Section 15(d) with respect to the Notes and the Guarantees in reliance on Rule 12h-3, the Registrants will have filed with the Commission all reports required by Sections 13(a) and 15(d) before such date, except to the extent the Issuer and the Subsidiary Guarantors are exempt from filing such reports pursuant to Rule 12h-5. Each Class of Notes (and the Guarantees thereof) has been held of record by fewer than 300 persons at all times since the Initial Effectiveness Date. Moreover, following the Redemption Date, there are no holders of either Class of Notes or the Guarantees thereof.

Section 15(d)'s purpose of providing current information to purchasers would not be undermined by granting the Registrants relief. The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified as a matter of public policy. In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." See Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). As noted above, there are no longer any holders of the Notes or the Guarantees. Therefore, there are no holders of the Notes or the Guarantees who would be protected by, or would in any way benefit from, the continued filing of periodic reports by any of the Registrants that would result from the application of Rule 12h-3(c).

Benefits of reporting do not outweigh the burdens of making such filings. In the Proposing Release, the Commission noted that Rule 12h-3 suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed." In several analogous cases involving the redemption of an issuer's registered securities, the Staff has recognized that the benefits of reporting when there are or will be few or no holders of such securities do not outweigh the burdens of making such filings. See, e.g., *Goodman Global Group, Inc.* (available December 14, 2010); *Comtech Telecommunications Corp.* (available

August 27, 2009); *Media General Communications, Inc.* (available April 1, 1997); *Alamo Rent-A-Car, Inc.* (available February 4, 1997); and *Ferrellgas, Inc.* (available August 19, 1994). As noted above, there are no longer any holders of the Notes or the Guarantees. Requiring the Company to continue its Section 15(d) reporting when there are no longer any holders of the Notes does not appear to be justified by the Commission's policy articulated in the Proposing Release and would impose a heavy burden on the Company due to the expense and dedication of management time that would be required to prepare the 2010 Form 10-K. We also note that, pursuant to the Supplemental Indenture, all obligations of the Registrants under the Indenture and the Notes to provide reports and other information to the Commission, the Trustee and the holders of the Notes have been eliminated.

Prior no action relief granted with respect to Rule 12h-3(c). The Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein in many other instances. See, e.g., *Goodman Global Group, Inc.* (available December 14, 2010) (Staff permits suspension of reporting where all notes have been redeemed); *Comtech Telecommunications Corp.* (available August 27, 2009) (Staff permits suspension of reporting by subsidiary guarantors where the guarantees have been terminated upon the conversion of all guaranteed notes into common stock); *Media General Communications, Inc.* (available April 1, 1997) (Staff permits suspension of reporting where all notes have been redeemed); *Alamo Rent-A-Car, Inc.* (available February 4, 1997) (Staff permits suspension of reporting where most notes have been repurchased and all remaining notes have been defeased); and *Ferrellgas, Inc.* (available August 19, 1994) (Staff permits suspension of reporting where all notes have been redeemed and all debentures have been repurchased). In each of these cases, notwithstanding that a registration statement under the Securities Act had been declared effective or updated pursuant to Section 10(a)(3) of the Securities Act in the fiscal year in question, the Staff agreed with the position that Rule 12h-3(c) does not require an issuer to remain subject to the reporting requirements of Section 15(d).

In addition, we note that while the Registrants do not fall within the scope of the two situations described by the Staff in Staff Legal Bulletin No. 18 (CF) (March 15, 2010) (the "Legal Bulletin"), the Registrants otherwise satisfy the conditions set forth in the Legal Bulletin for an issuer to be exempted from the requirement to receive a no-action response from the Division of Corporation Finance before filing a Form 15 to suspend its Section 15(d) reporting obligations in reliance on Rule 12h-3. As discussed in further detail above, each of the Registrants (1) does not have a class of securities registered under Section 12, (2) complies with the requirements of Rules 12h-3(a) and 12h-3(b) and will file a Form 15, (3) has not filed any registration statements, other than the Initial Form S-4, the Additional Form S-4, the Initial Form S-1 and the New Form S-1, and does not have any unsold securities remaining on any Securities Act registration statement and (4) as a result of the amendments effected by the Supplemental Indenture, will not otherwise be required pursuant to the Indenture or the Notes to file Exchange Act reports with the Commission, the Trustee or the holders of the Notes during the time period in which the Registrants seek to avail themselves of the suspension provided by Rule 12h-3.

III. Conclusion and Request

For the reasons discussed above, we respectfully request, on behalf of the Company, that the Staff issue a no-action letter advising us that the Staff concurs with the Company's view that the effectiveness of the 2010 Post-Effective Amendment pursuant to Section 8(a) of the Securities Act during the fiscal year ended December 31, 2010 would not, under the circumstances described herein, preclude the Registrants from filing a Form 15 to suspend their reporting obligations under Section 15(d) with respect to the Notes and the Guarantees in reliance on Rule 12h-3, including the suspension of the duty to file the 2010 Form 10-K on or prior to March 31, 2011. If and when relief is granted by the Staff with respect to the foregoing, the Registrants will file a Form 15 (designating Rule 12h-3(b)(1)(i) as the appropriate rule provision relied upon to suspend the duty to file reports) on or before March 31, 2011, the date on which the 2010 Form 10-K is due pursuant to the Exchange Act. Alternatively, we request an exemption, pursuant to Section 12(h), from any obligation of the Registrants to file reports under the Exchange Act under the circumstances described herein.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff before any written response to this letter is issued.

* * *

If you require any further information or have any questions, please feel free to call or e-mail the undersigned at (212) 859-8468 or andrew.barkan@friedfrank.com.

Very truly yours,



Andrew B. Barkan

cc: Scott Harrison, Executive Vice President and Chief Financial Officer, CPG International Inc.

ANNEX I

SUBSIDIARY GUARANTORS

Name	State of Incorporation
Scranton Products Inc.	Delaware
AZEK Building Products Inc.	Delaware
Santana Products Inc.	Delaware
CPG Sub I Corporation	Delaware
Vycom Corp.	Delaware
Sanatec Sub I Corporation	Delaware
Procell Decking Inc.	Delaware